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Women-ledFamily-friendyTakeout
Coquette

Bakery

1314 Rufina Circle Suite A3
Santa Fe, NM 87507
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Open until 4:00 PM
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INVESTMENT OPPORTUNITY
Coquette is seeking investment to expand the business.
Generating RevenueFemale EntrepreneurOperating Pop-upsFirst LocationAdding A Location
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The Team
Caitlin Olsen
Owner and Founder
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the opportunity

By investing in Coquette, you will support a business that is a unique female enterprise with an eco-friendly focus that fills a niche in Santa Fe and the surrounding area that previously was not met. Coquette uses the best locally sourced ingredients.

Proven Demand - We have already identified a loyal customer base in Santa Fe, New Mexico through our initial promotional campaigns and partnerships with local farmers, local food producers, local businesses and the economic development department.

Competitive Advantage -We offer a wide variety of high-end baked goods, including mason jar layer cakes, wedding cakes and rosettes. We are pursuing a multi-pronged distribution strategy, which will include Whole Foods, Chomp Food Hall, and online D2C distribution.

Experienced Founders - Our founder, Caitlin Olsen has spent 15 years in the industry including operating an American Style Bakery in Meinerzhagen, Germany.

from the founder

We are very excited for you to be a part of Coquette's next chapter. The community of Santa Fe is important to us and we plan to add a colorful component to any visitor's experience as well as enhancing that of year-round residents.

—Caitlin Olsen

Offerings

Layered mason jar cakes, including fresh strawberry shortcake.

We have partnered with local wedding planners to offer our unique cakes as a special dessert option for newlyweds.

A wide variety of other pastries

Our Story

Coquette began in 2019. It is the brainchild of Caitlin Olsen, owner and operator who noticed that there were limited food options available for beach goers in Montauk during the Summer months. Seeking to fill this void, she started Coquette in July 2019.

More recently, Coquette has relocated to Santa Fe, New Mexico, where our cakes have proved quite popular. There, we're collaborating with local restaurants to provide our cakes as a special dessert on their menus. We're In the coming months, we'll be launching our first brick brick and mortar location in Chomp Food Hall, and hopefully finalizing a distribution partnership with Whole Foods, as well as expanding our online D2C channel, and continuing to partner with local wedding planners to offer a fun alternative to traditional wedding cakes for the forward-thinking bride and groom.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$10,000

TARGET

$40,000

MAXIMUM

This investment round closes on January 15, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Labels & Packaging Materials & Ingredients $1,800
Equipment $6,000
Licenses & Insurance $600
Marketing & Promotion $1,000
Mainvest Compensation $600
Total $10,000
Summary of Terms
Legal Business Name Coquette
Investment Structure Revenue Sharing Note

Investment Multiple 1.6×
Business's Revenue Share 5%-20%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2026
Documents
2020 Balance Sheet
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$100,000	$175,000	$233,334	$300,000	$375,000
Cost of Goods Sold	$46,875	$82,031	$109,374	$140,623	$175,778
Gross Profit	$53,125	$92,969	$123,960	$159,377	$199,222

EXPENSES

Marketing & Advertising	$4,800	$8,400	$11,200	$14,399	$17,998
Packaging	$7,200	$12,600	$16,800	$21,599	$26,998
Rent	$2,700	$4,725	$6,300	$8,099	$10,123
Transportation	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$32,425	$61,094	$83,357	$108,820	$137,482

This information is provided by Coquette. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Coquette's fundraising. However, Coquette may require additional funds from alternate sources at a later date.

Risk Factors
Limited Operating History

Coquette is a fairly newly established entity and has a limited history for prospective investors to consider. Coquette was established in July 2019.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Coquette

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Coquette's financial performance or ability to continue to operate. In the event Coquette ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by Coquette. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.
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